Exhibit 99.1

NEWS RELEASEOTC BB: VCTPF
December 11, 2007CUSIP: 918881103

PRIVATE PLACEMENT COMPLETED

El Paso Texas: (the “Company”) announces that it has closed its non-brokered private placement of 5,907,726 units of the Company (the "Units") at a price of $0.60 per Unit for total gross proceeds of $3,544,635.60  Each Unit consists of one common share and one-half of one share purchase warrant (a "Warrant").  Each whole Warrant entitles the holder to purchase one common share for a period of 24 months at a price of $0.75 per share.

The securities issued pursuant to the private placement to the placees are subject to restrictive legends. The Company may pay finders’ fees in connection with the private placement.

The proceeds of the private placement will be used for research and development of its ongoing projects and for general working capital purposes.

About Valcent Products, Inc:

Valcent Products Inc. (OTCBB: VCTPF) develops highly innovative consumer and industrial products and processes for global markets. Valcent is a pioneer and leader in ecotechnology with its core R&D focus on sustainable, renewable, and intense growth of agricultural and algae products. All Valcent products and processes have patents or patents pending on integral technologies.

For more information, visit: www.valcent.net

Investor Relations
Steve McGuire or Gerry Jardine
866.408.0153 or 800.877.1626

Safe Harbor for Forward Looking Statements: Except for historical information contained herein, the contents of this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the company's operations, markets, products and prices as well as other factors addressed in the company's filings with the Securities and Exchange Commission